EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

Plan Administrator

Interactive Intelligence, Inc. 401(k) Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-33772) on Form S-8 of Interactive Intelligence, Inc. of our report dated June 17, 2010 with respect to the statements of net assets available for benefits of the Interactive Intelligence, Inc. 401(k) Savings Plan as of December 31, 2009 and 2008, the related statement of changes in net assets available for benefits for the year ended December 31, 2009, and the supplemental schedule, Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the Interactive Intelligence, Inc. 401(k) Savings Plan.

/s/ KPMG LLP
Indianapolis, Indiana
June 17, 2010